

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2022

Andrew H. Reich
Executive VP, COO, CFO and Secretary
Siebert Financial Corp.
535 Fifth Avenue, 4th Floor
New York, NY 10017

Re: Siebert Financial Corp.
Registration Statement on Form S-3
Filed February 18, 2022
File No. 333-262895

Dear Mr. Reich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance